UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 13, 2020

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant’s name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three month period ended March 31, 2020

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 13, 2020

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the “RGHL Group” are to Reynolds Group Holdings Limited (“RGHL”) and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2020 (the “Annual Report”) also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. The SEC maintains an internet site at https://www.sec.gov, from which interested persons can electronically access the Annual Report including the exhibits thereto. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures governing certain of our outstanding notes, and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include the Floating Rate Senior Secured Notes due 2021 and the 5.125% Senior Secured Notes due 2023 (together, the “Reynolds Senior Secured Notes”), the 7.000% Senior Notes due 2024 (the “Reynolds Senior Notes”, and together with the Reynolds Senior Secured Notes the “Reynolds Notes”), and the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027 (together, the “Pactiv Debentures”).

The indentures governing these notes, as well as our Credit Agreement, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs, strategic review costs and equity method profit not distributed in cash. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), generally accepted accounting principles in the United States of America (“U.S. GAAP”), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the COVID-19 pandemic, including the associated effect of heightening many of the other risks disclosed in our Annual Report;

•	risks related to future costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•	risks related to strategic transactions, including completed and future acquisitions or dispositions;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cybersecurity breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to related party transactions entered into with Reynolds Consumer Products Inc. (“RCPI”) and its subsidiaries (“Reynolds Consumer Products”);

•	risks related to the tax-free distribution of our interest in RCPI to our shareholder, Packaging Finance Limited (“PFL”);

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.

The risks described above and the risks disclosed in or referred to in “Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in “Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

Refer to the attached F pages of this quarterly report for our interim unaudited condensed consolidated financial statements and notes thereto for the three month periods ended March 31, 2020 and March 31, 2019.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer and foodservice products and beverage containers. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. On February 4, 2020, we distributed our former Reynolds Consumer Products (“RCP”) segment to our shareholder. As a result of this transaction, we have revised our segments. As of March 31, 2020, we operate through four reportable segments: Foodservice, Food Merchandising, Evergreen and Graham Packaging. Our previously reported Pactiv Foodservice segment is now two segments, Foodservice and Food Merchandising.

In addition to our four reportable segments, we have other operations which do not meet the quantitative threshold for reportable segments. These are reported as Other. We also have an Unallocated category that includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment, as well as corporate functions such as finance, tax and legal, the impact of the Reynolds Group Pension Plan (“RGPP”) and eliminations of transactions between segments.

Our Segments

Foodservice

Foodservice manufactures a broad range of products that enable consumers to eat and drink where they want and when they want with convenience. Foodservice manufactures food containers, hot and cold cups and lids, dinnerware items and other products which make eating on-the-go more enjoyable and easy to do. Foodservice has a large customer base and operates in North America.

Food Merchandising

Food Merchandising manufactures products that protect and attractively display food while preserving freshness. Food Merchandising products include clear rigid-display containers, containers for prepared and ready-to-eat food, trays for meat and poultry and molded fiber cartons. Food Merchandising has a large customer base and operates primarily in North America.

Evergreen

Evergreen is a vertically integrated, leading manufacturer of cartons for fresh beverage products, primarily serving the juice and milk markets. Evergreen supplies integrated systems, which include cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Distribution of Reynolds Consumer Products

On February 4, 2020, we distributed our interest in the operations that represented the Reynolds Consumer Products segment to our shareholder, PFL. The distribution was effected in a manner that is intended to qualify as tax-free to us and to PFL. The distribution occurred prior to and in preparation for the initial public offering ("IPO") of shares of common stock of RCPI, which was completed on February 4, 2020. The distribution of Reynolds Consumer Products has triggered the presentation of this operation as a discontinued operation in our interim unaudited condensed consolidated financial statements.

Repayment of Borrowings

On February 4, 2020, we repaid in full all of the $3.1 billion aggregate principal amount outstanding of our 5.750% Senior Secured Notes due 2020 at face value plus accrued and unpaid interest. During the three month period ended March 31, 2020, we also repaid an aggregate of $38 million of borrowings using the proceeds from the sale of our former North American and Japanese closures businesses and reduced the borrowings outstanding under the Securitization Facility by $40 million.

Key Factors Influencing Our Financial Condition and Results of Operations

The following discussion should be read in conjunction with “Key Factors Influencing Our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

COVID-19

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which recommended containment and mitigation measures worldwide. Our operations, sales, and, to a lesser extent, our supply chain have been impacted by the pandemic, and we expect that impact to continue through at least the third quarter of 2020.

Although many jurisdictions have implemented “stay-at-home” or similar measures designed to limit the spread of COVID-19, resulting in the temporary closing of many businesses, these orders include exemptions for “essential businesses.” All of our operations fall within those exemptions and have remained open. We have implemented several policies designed to protect our employees and our customers including screening employees for all symptoms of COVID-19, including increased temperature checking, ensuring social distancing is observed, providing physical barriers and personal protective equipment where employees work closely together, tracking and tracing of COVID-19 positive employees to identify close contacts and locations frequented, engagement of third-party vendors to deep-clean and sanitize facilities, enhanced pay policies, and enhanced leave policies to ensure employees experiencing symptoms of COVID-19 stay at home. As the pandemic progresses, we remain committed to adapting our policies and procedures to ensure the safety of our employees and compliance with federal, state and local regulations.

Some of our facilities operate in communities that have had high incident rates of COVID-19, resulting in many persons out sick or in quarantine, which has impacted production at some plants. Moreover, additional cleaning, implementation of employee screening processes and enhanced employee leave policies, and similar actions in response to the pandemic, have increased our costs.

While the COVID-19 pandemic had a modest negative impact on our financial condition and results of operations for the first quarter, we expect, based on activity to the date of this report, to see a more significant impact in the second quarter and subsequent periods. As of the date of this report, the impact on each of our reportable segments has varied. Our Foodservice segment has experienced a significant decline in revenue due to the closure or reduced activity of restaurants. Our Food Merchandising segment has experienced a modest increase in demand which we attribute to more people cooking and eating at home as a result of “stay-at-home” measures and concern for the pandemic. Within our Evergreen segment, sales in the coated and uncoated paper markets have declined due to a decrease in demand of printed publications and advertising while sales of fresh beverage cartons have remained relatively constant with declines in sales of school milk cartons being offset by higher demand in the retail segment. Our Graham Packaging segment has experienced a minimal net impact with an increase in demand for certain containers that are used for food, beverages and disinfectants offset by a decrease in demand for containers used in the automotive markets as a result of people driving less.

In facilities that manufacture, warehouse and distribute products with softening demand, we have taken measures to reduce spending and production accordingly. To date, we have not experienced significant issues within our supply chain, including the sourcing of materials and logistics service providers. However, this may change the longer the pandemic continues.

We have taken actions to reduce non-essential spending in general and administrative costs, reduce working capital in areas affected by lower sales and reduce non-essential capital spending.

We do not expect to recover the sales lost during the pandemic, and certain industries we serve, primarily the restaurant industry, are experiencing severe impacts and may not return to pre-pandemic strength for a significant period of time. Furthermore, the duration of the COVID-19 pandemic remains unknown, and its ongoing impact on our operations may not be consistent with our experiences to date.

As of March 31, 2020, we had $1,507 million of cash on hand and $247 million available for drawing under our revolving credit facility. The only significant near term maturity under our outstanding borrowings is the $749 million Floating Rate Senior Secured Notes due July 2021. We do not currently anticipate that the COVID-19 pandemic will materially impact our liquidity over the next 12 months.

CARES Act

The Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted in March 2020. Retroactive provisions of the CARES Act enable us to utilize additional allowable interest deductions, which lower our taxable income, for both the year ended December 31, 2019 and the year ending December 31, 2020. As a result of the CARES Act, we have recognized in the three month period ended March 31, 2020 a tax benefit of $81 million in respect of adjusting our taxable income for the year ended December 31, 2019. For the year ending December 31, 2020, we expect a further tax benefit of approximately $41 million. This benefit is being recognized as part of our annualized effective tax rate, which has had a significant impact on the three month period ended March 31, 2020 compared to the expected result for the year ending December 31, 2020. For further information, refer to note 9 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Substantial Leverage

The four segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of March 31, 2020, our total indebtedness of $7,474 million was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $7,435 million, consisting of total indebtedness net of unamortized transaction costs, original issue discounts and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices

Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Foodservice — resin, paperboard

•	Food Merchandising — resin

•	Evergreen — fiber, resin

•	Graham Packaging — resin

Historical index prices of resin and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: IHS Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: RISI, Inc.

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

The comparative information presented in the RGHL Group consolidated results reflects the classification of two businesses as discontinued operations. On December 20, 2019, we completed the sale of our North American and Japanese closures businesses. These operations represent substantially all of our former Closures segment. On February 4, 2020, we distributed our former Reynolds Consumer Products segment to PFL.

Three month period ended March 31, 2020 compared to the three month period ended March 31, 2019

RGHL Group

	For the three month period ended March 31,
(In $ million, except for %)	2020	% of revenue	2019(2)	% of revenue	Change	% change
Total revenue (includes related party revenue of $60 million in 2020)	1,690	100%	1,788	100%	(98)	(5)%
Cost of sales	(1,424)	(84)%	(1,525)	(85)%	101	7%
Gross profit	266	16%	263	15%	3	1%
Selling, marketing and distribution expenses/General and administration expenses	(185)	(11)%	(177)	(10)%	(8)	(5)%
Net other income (expenses)	(26)	(2)%	3	—%	(29)	NM
Profit from operating activities	55	3%	89	5%	(34)	(38)%
Financial income	100	6%	72	4%	28	39%
Financial expenses	(168)	(10)%	(118)	(7)%	(50)	(42)%
Net financial income (expenses)	(68)	(4)%	(46)	(3)%	(22)	(48)%
Profit (loss) from continuing operations before income tax	(13)	(1)%	43	2%	(56)	NM
Income tax (expense) benefit	352	21%	(26)	(1)%	378	NM
Profit (loss) from continuing operations	339	20%	17	1%	322	NM
Profit (loss) from discontinued operations, net of income tax	(4)	NM	51	NM	(55)	NM
Profit (loss) for the period	335	NM	68	NM	267	NM
Depreciation and amortization from continuing operations	148	9%	143	8%	(5)	(3)%
RGHL Group Adjusted EBITDA(1) from continuing operations	264	16%	262	15%	2	1%
RGHL Group Adjusted EBITDA from discontinued operations	36	NM	143	NM	(107)	(75)%
Total Adjusted EBITDA	300	NM	405	NM	(105)	(26)%
NM indicates that the calculation is not meaningful.

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

(2)
The information presented has been revised to reflect the Reynolds Consumer Products business and the North American and Japanese closures businesses as discontinued operations. Refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue decreased by $98 million, or 5%. The decrease was primarily due to lower pricing, mainly due to lower costs passed through to customers, and lower sales volume.

Cost of Sales. Cost of sales decreased by $101 million, or 7%. The decrease was primarily due to lower raw material costs and lower sales volume, partially offset by higher manufacturing costs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 5%. The increase was primarily due to $8 million of higher strategic review costs. This item has been included in the RGHL Group’s Adjusted EBITDA calculation.

Net Other. Net other changed by $29 million, resulting in net other expenses of $26 million. The change was primarily due to a $24 million unfavorable change in unrealized gains and losses on derivatives. This item has been included in the RGHL Group’s Adjusted EBITDA calculation.

Net Financial Income (Expenses). Net financial expenses increased by $22 million to $68 million. The increase was primarily due to an unfavorable change of $131 million in the fair value of derivatives, partially offset by a $92 million favorable foreign currency impact and a $15 million decrease in interest expense. For more information regarding financial income (expenses) and borrowings, refer to notes 8 and 12, respectively, of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Income Tax. We recognized an income tax benefit of $352 million on a loss before income tax of $13 million in the three month period ended March 31, 2020 as compared to income tax expense of $26 million on income before income tax of $43 million for the three month period ended

March 31, 2019. Factors that have contributed to the effective tax rate include (i) tax benefits from CARES Act legislative changes and (ii) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates. For further information, including a reconciliation of income tax expense, refer to note 9 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Profit (Loss) from Discontinued Operations, Net of Income Tax. Profit from discontinued operations, net of income tax, which represents the results of the Reynolds Consumer Products business and the results of the North American and Japanese closures businesses, changed by $55 million to a loss of $4 million. The results for the current period include approximately one month of operations for the Reynolds Consumer Products business whereas the prior period includes three months of operations of both Reynolds Consumer Products and the sold closures businesses. For more information regarding discontinued operations, refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation and amortization increased by $5 million.

Impact of IFRS 16. The adoption of the lease accounting standard IFRS 16 “Leases” on January 1, 2019 has resulted in a portion of operating lease expense being classified as depreciation and interest expense. The following table sets out the benefit to Adjusted EBITDA by segment for the three month periods ended March 31, 2020 and 2019:

	For the three month period ended March 31,
(In $ million)	2020	2019(1)
Foodservice	7	6
Food Merchandising	4	3
Evergreen	3	2
Graham Packaging	8	8
Other/Unallocated	1	—
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA from continuing operations	23	19
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA from discontinued operations	1	5
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA	24	24

(1)
The information presented has been revised to reflect the Reynolds Consumer Products business and the North American and Japanese closures businesses as discontinued operations. Refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended March 31,
(In $ million)	2020	2019(2)
Profit from operating activities	55	89
Depreciation and amortization from continuing operations	148	143
RGHL Group EBITDA(1) from continuing operations	203	232
Included in the RGHL Group EBITDA from continuing operations:
Non-cash pension expense	13	19
Operational process engineering-related consultancy costs	7	7
Related party management fee	5	4
Restructuring costs, net of reversals	6	2
Strategic review costs	8	—
Unrealized (gains) losses on derivatives	18	(6)
Other	4	4
RGHL Group Adjusted EBITDA(1) from continuing operations	264	262

Segment detail of Adjusted EBITDA:
Foodservice	65	79
Food Merchandising	58	56
Evergreen	51	48
Graham Packaging	100	95
Other/Unallocated	(10)	(16)
RGHL Group Adjusted EBITDA from continuing operations	264	262
RGHL Group Adjusted EBITDA from discontinued operations	36	143
Total Adjusted EBITDA	300	405

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
The information presented has been revised to reflect the Reynolds Consumer Products business and the North American and Japanese closures businesses as discontinued operations. Refer to notes 2.2 and 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Foodservice Segment

	For the three month period ended March 31,
(In $ million, except for %)	2020	2019	Change	% change
Total segment revenue	473	524	(51)	(10)%
Segment Adjusted EBITDA	65	79	(14)	(18)%
Segment Adjusted EBITDA – % of segment revenue	14%	15%

Revenue. Total segment revenue decreased by $51 million, or 10%. The decrease was primarily due to lower sales volume due to market contraction from the impact of the COVID-19 pandemic, as well as lower pricing primarily due to lower costs passed through to customers.

Adjusted EBITDA. Adjusted EBITDA decreased by $14 million to $65 million. The decrease was primarily due to lower sales volume, lower pricing and higher employee-related expenses.

Food Merchandising Segment

	For the three month period ended March 31,
(In $ million, except for %)	2020	2019	Change	% change
Total segment revenue	344	340	4	1%
Segment Adjusted EBITDA	58	56	2	4%
Segment Adjusted EBITDA – % of segment revenue	17%	16%

Revenue. Total segment revenue increased by $4 million, or 1%. Most of our Food Merchandising sales channels were favorably impacted by market changes driven by the COVID-19 pandemic, which were partially offset by lower demand from certain large customers who had increased inventory levels due to accelerated purchases in the fourth quarter of 2019. Additionally, we had lower pricing primarily due to lower costs passed through to customers.

Adjusted EBITDA. Adjusted EBITDA increased by $2 million to $58 million. The increase was primarily due to favorable material costs, net of lower costs passed through to customers, partially offset by higher manufacturing costs and an unfavorable foreign currency impact.

Evergreen Segment

	For the three month period ended March 31,
(In $ million, except for %)	2020	2019	Change	% change
Total segment revenue	397	398	(1)	—%
Segment Adjusted EBITDA	51	48	3	6%
Segment Adjusted EBITDA – % of segment revenue	13%	12%

Revenue. Total segment revenue decreased by $1 million. The decrease was primarily due to lower pricing, partially offset by higher sales volume.

Adjusted EBITDA. Adjusted EBITDA increased by $3 million to $51 million. The increase was primarily due to favorable material costs, driven by wood supply as markets have returned to historical normalized levels from prior year weather-related cost increases, partially offset by higher manufacturing costs and lower pricing.

Graham Packaging Segment

	For the three month period ended March 31,
(In $ million, except for %)	2020	2019	Change	% change
Total segment revenue	478	513	(35)	(7)%
Segment Adjusted EBITDA	100	95	5	5%
Segment Adjusted EBITDA – % of segment revenue	21%	19%

Revenue. Total segment revenue decreased by $35 million, or 7%. The decrease was primarily due to lower pricing, mainly due to lower costs passed through to customers, lower sales volume, the impact of business divestitures and an unfavorable foreign currency impact.

Adjusted EBITDA. Adjusted EBITDA increased by $5 million to $100 million. The increase was primarily due to lower manufacturing costs and lower raw material costs, net of lower costs passed through to customers, partially offset by a decline in pricing due to contractual price movements.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group’s cash flows for the periods presented:

	For the three month period ended March 31,
(In $ million)	2020	2019
Net cash flows from (used in) operating activities	(25)	9
Net cash flows from (used in) investing activities	(109)	(122)
Net cash flows from (used in) financing activities	359	(28)
Net increase (decrease) in cash and cash equivalents	225	(141)

Cash Flows from (used in) Operating Activities

Cash used in operating activities was $25 million compared to cash provided by operating activities of $9 million in the prior year period. Cash flows from operating activities during the three month period ended March 31, 2020 include amounts associated with RCP for the period through to February 4, 2020. The comparative period reflects three months of operating cash flows associated with RCP and the closures operations sold in December 2019. In addition to this, interest paid on borrowings increased by $35 million due to the early payment of accrued interest on the notes repaid in February 2020.

Cash Flows from (used in) Investing Activities

Cash used in investing activities was $109 million compared to cash used in investing activities of $122 million in the prior year period. The current year period includes a decrease of $13 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities

The net cash flows associated with financial activities during each respective period is summarized in the following table. Immediately prior to its distribution, RCP incurred borrowings and related transaction costs under its new facilities. Refer to notes 7 and 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to the RCP borrowings and our borrowings, respectively.

	For the three month period ended March 31,
(In $ million)	2020	2019
Drawdown of RCP borrowings	3,640	—
Repayment of borrowings	(3,206)	(9)
Repayment of lease liabilities	(19)	(19)
Payment of RCP debt transaction costs	(24)	—
Cash held by RCP at the time of distribution	(31)	—
Other	(1)	—
Net cash inflow (outflow)	359	(28)

Capital Expenditures

Capital expenditures were $113 million compared to $126 million in the prior year period. The decrease reflects lower investments made in the current year period. Capital expenditures incurred in the current and prior year periods include $5 million and $24 million, respectively, related to discontinued operations.

We incurred $624 million in capital expenditures in 2019, and we expect to incur approximately $475 million in capital expenditures during 2020 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Liquidity and Capital Resources

We have substantial debt and debt service obligations. As of March 31, 2020, the total principal amount outstanding of our borrowings was $7,474 million.

Our sources of liquidity for the future are expected to be our existing cash resources and cash flows from operations. In addition, we may utilize borrowing capacity available under the revolving credit facility of our Credit Agreement, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of March 31, 2020, we had $247 million available for drawing under our revolving credit facility. This facility matures in August 2021. Our Securitization Facility matures in March 2022.

Our ability to borrow under our revolving credit facility, our Securitization Facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

Our annualized cash interest obligations on our outstanding indebtedness are expected to be approximately $355 million, assuming interest on our floating rate debt continues to accrue at the current applicable interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indenture governing the Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio, and (ii) under the indenture governing our Reynolds Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis.

The Credit Agreement and the indentures governing the Reynolds Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

In January 2020, we completed the process to offer to certain lenders the net proceeds from the sale of our North American and Japanese closures businesses. As a result of this process, in January 2020 we repaid an aggregate of $38 million of borrowings, at face value plus accrued and unpaid interest. This repayment was comprised of: (i) $18 million of borrowings under the Credit Agreement; (ii) $18 million aggregate principal amount of 5.750% Senior Secured Notes due 2020; (iii) $1 million aggregate principal amount of Floating Rate Senior Secured Notes due 2021; and (iv) $1 million aggregate principal amount of 5.125% Senior Secured Notes due 2023.

Prior to the distribution of the Reynolds Consumer Products segment, all the legal entities within Reynolds Consumer Products were designated as “Unrestricted Subsidiaries” under the Credit Agreement and the indentures governing the Reynolds Notes. As a consequence, on February 4,

2020, the relevant legal entities within Reynolds Consumer Products were released as borrowers under the Credit Agreement and released as guarantors of the Credit Agreement and the Reynolds Notes. In connection with such releases, the security granted by such entities was also released. Prior to the distribution, Reynolds Consumer Products also ceased to participate in the Securitization Facility, and consequently in January 2020 the size of this facility was reduced from $600 million to $450 million.

Immediately prior to its distribution and the IPO, Reynolds Consumer Products incurred $2,475 million of term loan borrowings under its new credit facilities and $1,168 million of borrowings under an IPO settlement facility. We have not provided any guarantees or security in relation to Reynolds Consumer Products’ external borrowings. The cash proceeds from these new credit facilities, net of transaction costs and original issue discount, along with cash on-hand, were used to settle various intercompany balances between Reynolds Consumer Products and us. We contributed the remaining intercompany balance owing by Reynolds Consumer Products as additional paid-in capital without the issuance of shares.

On February 4, 2020, we repaid in full all of the remaining $3.1 billion aggregate principal amount outstanding of our 5.750% Senior Secured Notes due 2020 at face value plus accrued and unpaid interest.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next 12 months. The only significant near-term maturity under our outstanding borrowings is the $749 million Floating Rate Senior Secured Notes due July 2021. We do not currently anticipate that the COVID-19 pandemic will materially impact our liquidity over the next 12 months. We are currently in compliance with the covenants under the Credit Agreement, the indentures governing the Reynolds Notes and our other outstanding indebtedness. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

We or our affiliates may from time to time seek to retire or repurchase our outstanding indebtedness in open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other considerations.

Embedded Derivatives

We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of March 31, 2020, our non-current derivative asset associated with embedded derivatives was $95 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives. For further information, refer to note 3 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Contractual Obligations

The following table summarizes our material contractual obligations as of March 31, 2020:

	Payments, due by period, as of March 31, 2020
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	660	660	—	—	—
Financial liabilities(1)	8,690	784	4,765	2,601	540
Lease liabilities(2)	474	103	175	111	85
Unconditional capital expenditure obligations	156	156	—	—	—
Total contractual obligations	9,980	1,703	4,940	2,712	625

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of March 31, 2020.

(2)	Total repayments of lease liabilities exclude short-term and low-value leases which were not significant in the aggregate.

As of March 31, 2020, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $1,126 million. We are unable to determine the ultimate timing of these liabilities; therefore, we have excluded these amounts from the contractual obligations table above. We expect to make a $121 million contribution to the Reynolds Group Pension Plan in 2020. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments are due in 2020 for the year ended December 31, 2019.

Contingent Liabilities

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Credit Agreement permits the RGHL Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee.

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of March 31, 2020, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.

Off-Balance Sheet Arrangements

Other than short-term and low-value leases entered into in the normal course of business, we have no material off-balance sheet obligations.

Accounting Principles

Our interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting.”

Critical Accounting Policies

For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

Recently Issued Accounting Pronouncements

Refer to note 2.3 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for information regarding new and revised accounting standards and interpretations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings, interest rate swaps and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through of changes in commodity prices to customers. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of March 31, 2020. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Credit Agreement, our Floating Rate Senior Secured Notes and our Securitization Facility. As of March 31, 2020, the Credit Agreement included interest rate floors of 0.0% per annum on the revolving loan and the U.S. and European term loans. As of March 31, 2020, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of March 31, 2020, the Securitization Facility accrued interest at a floating rate with a 0.0% floor.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of March 31, 2020, the applicable rates were 0.99% and (0.44)%, respectively. Based on our outstanding debt commitments as of March 31, 2020, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $32 million increase in interest expense on the U.S. term loan and a $1 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $32 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of March 31, 2020, the applicable three-month Dollar LIBO Rate was 1.83%. The interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021 is mitigated through an interest rate swap agreement which effectively fixes the rate at 4.670%.

The underlying rate for our Securitization Facility is the one-month LIBOR. As of March 31, 2020, the applicable one-month LIBOR was 0.75%. Based on our outstanding debt commitments under our Securitization Facility as of March 31, 2020, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rates would result in a $4 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk

As a result of our foreign operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities. We are also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. We had no outstanding foreign currency derivative contracts as of March 31, 2020.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin (and its components), diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of March 31, 2020.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Natural gas swaps	million BTU	2,981,797	$2.33 - $2.77	May 2020 - Dec 2020
Polymer-grade propylene swaps	pound	60,408,347	$0.35 - $0.41	Apr 2020 - Sep 2020
Benzene swaps	U.S. liquid gallon	7,059,053	$2.23 - $ 2.61	May 2020 - Dec 2020
Diesel swaps	U.S. liquid gallon	1,224,430	$2.91 - $3.26	Apr 2020 - Feb 2021
Low-density polyethylene swaps	pound	9,000,000	$0.52	Apr 2020 - Dec 2020
High-density polyethylene swaps	pound	6,000,000	$0.45	Apr 2020 - Nov 2020
Ethylene	pound	274,867	$0.29	Apr 2020 - Apr 2020

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of March 31, 2020, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $21 million. During the three month period ended March 31, 2020, we recognized an $18 million unrealized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income and an $8 million realized loss as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of March 31, 2020, would have resulted in a $2 million change in the unrealized loss on derivatives recognized in the statement of comprehensive income, assuming all other variables remain constant.

ITEM 4. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of March 31, 2020.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.

The COVID-19 pandemic and associated responses could adversely impact our business and results of operations.

The COVID-19 pandemic has significantly impacted economic activity and markets throughout the world. In response, governmental authorities have implemented numerous measures in an attempt to contain the virus, such as travel bans and restrictions, quarantines, ”stay-at-home” orders and business shutdowns. The pandemic and the measures instituted by governmental authorities and associated responses to the COVID-19 pandemic could adversely impact our business and results of operations in a number of ways, including but not limited to:

•
impacts on our operations, including possible total or partial shutdowns of one or more of our manufacturing, warehousing or distribution facilities, including but not limited to, as a result of illness, government restrictions or other workforce disruptions;

•
the failure of third parties on which we rely, including but not limited to, those that supply our raw materials and other necessary operating materials, co-manufacturers and independent contractors, to meet their obligations to us, or significant disruptions in their ability to do so;

•	a strain on our supply chain, which could result from continued increased retailer and consumer demand for our products;

•	a disruption to our distribution capabilities or to our distribution channels, including those of our suppliers, manufacturers, logistics service providers or distributors;

•
new or escalated government or regulatory responses in markets where we manufacture, sell or distribute our products, or in the markets of third parties on which we rely, which could prevent or disrupt our business operations;

•
higher employee compensation costs, as well as incremental costs associated with newly added health screenings, temperature checks and enhanced cleaning and sanitation protocols to protect our employees;

•
significant reductions or volatility in demand for one or more of our products, which may be caused by, among other things: lower customer demand as a result of the temporary inability of consumers to purchase items that use our products due to illness, quarantine or other travel restrictions, or financial hardship; customers modifying their inventory, fulfillment or shipping practices; governmental restrictions and business closings; or pantry-loading activity;

•	local, regional, national or international economic slowdowns; and

•	volatility in the liability for our pension plans, with the value of plan assets and liabilities both impacted by changes in financial markets.

These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in our Annual Report. The ultimate impact depends on the severity and duration of the current COVID-19 pandemic and actions taken by governmental authorities and other third parties in response, each of which is uncertain, rapidly changing and difficult to predict. Any of these disruptions could adversely impact our business and results of operations.

There have been no other material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 5. OTHER INFORMATION.

Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited (“the company”);

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the company’s most recent fiscal quarter (the company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.   The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
May 13, 2020

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited (the “company”);

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the company’s most recent fiscal quarter (the company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.    The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 13, 2020

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended March 31, 2020 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
May 13, 2020

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended March 31, 2020 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 13, 2020

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three month periods ended
March 31, 2020 and 2019

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three month periods ended March 31, 2020 and 2019

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-6

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended March 31,
(In $ million)	Note	2020	2019(1)
Total revenue (includes related party revenue of $60 million in 2020)	13	1,690	1,788
Cost of sales		(1,424)	(1,525)
Gross profit		266	263
Selling, marketing and distribution expenses		(23)	(23)
General and administration expenses		(162)	(154)
Net other income (expenses)	6	(26)	3
Profit from operating activities		55	89
Financial income	8	100	72
Financial expenses	8	(168)	(118)
Net financial income (expenses)		(68)	(46)
Profit (loss) from continuing operations before income tax		(13)	43
Income tax (expense) benefit	9	352	(26)
Profit (loss) from continuing operations		339	17
Profit (loss) from discontinued operations, net of income tax	7	(4)	51
Profit (loss) for the period		335	68
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(167)	11
Reclassification from foreign currency translation reserve		1	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(263)	105
Total other comprehensive income (loss), net of income tax		(429)	116
Total comprehensive income (loss)		(94)	184

Profit (loss) attributable to:
Equity holder of the Group - continuing operations		339	17
Equity holder of the Group - discontinued operations		(4)	51
Non-controlling interests		—	—
		335	68

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(90)	128
Equity holder of the Group - discontinued operations		(4)	56
Non-controlling interests		—	—
		(94)	184

(1)	The information presented has been revised to reflect the presentation of certain businesses as discontinued operations. Refer to notes 2.2 and 7 for additional information.

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of March 31, 2020	As of December 31, 2019
Assets
Cash and cash equivalents		1,507	1,291
Trade and other receivables, net		849	993
Inventories	11	912	1,312
Current tax assets	9	44	9
Assets held for sale		11	11
Derivatives		—	6
Other assets		72	93
Total current assets		3,395	3,715
Related party and other non-current receivables		394	415
Investments in associates and joint ventures		25	24
Deferred tax assets		7	27
Property, plant and equipment		2,755	3,277
Intangible assets		5,475	8,561
Derivatives		95	151
Other assets		75	87
Total non-current assets		8,826	12,542
Total assets		12,221	16,257
Liabilities
Trade and other payables		732	975
Borrowings	12	414	3,587
Lease liabilities		80	81
Current tax liabilities		10	30
Derivatives		23	5
Employee benefits		105	187
Provisions		37	42
Total current liabilities		1,401	4,907
Non-current payables		33	36
Borrowings	12	7,021	7,053
Lease liabilities		316	295
Deferred tax liabilities	9	354	1,025
Derivatives		3	—
Employee benefits	14	1,195	895
Provisions		62	69
Total non-current liabilities		8,984	9,373
Total liabilities		10,385	14,280
Net assets		1,836	1,977
Equity
Share capital		1,616	1,664
Reserves		(1,412)	(1,237)
Retained profits		1,630	1,547
Equity attributable to equity holder of the Group		1,834	1,974
Non-controlling interests		2	3
Total equity		1,836	1,977

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2019)	1,664	(442)	(1,292)	1,687	1,617	9	1,626
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	68	68	—	68
Remeasurement of defined benefit plans, net of income tax	—	—	105	—	105	—	105
Foreign currency translation reserve	—	11	—	—	11	—	11
Total comprehensive income (loss) for the period	—	11	105	68	184	—	184
Balance as of March 31, 2019	1,664	(431)	(1,187)	1,755	1,801	9	1,810

Balance at the beginning of the period (January 1, 2020)	1,664	(354)	(883)	1,547	1,974	3	1,977
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	335	335	—	335
Remeasurement of defined benefit plans, net of income tax	—	—	(263)	—	(263)	—	(263)
Foreign currency translation reserve	—	(167)	—	—	(167)	—	(167)
Reclassification of foreign currency translation reserve upon disposal of business	—	1	—	—	1	—	1
Total comprehensive income (loss) for the period	—	(166)	(263)	335	(94)	—	(94)
Change upon distribution of Reynolds Consumer Products	(48)	2	252	(252)	(46)	—	(46)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2020	1,616	(518)	(894)	1,630	1,834	2	1,836

(1)
The balance as of March 31, 2020 includes the cumulative reduction in equity of $1,048 million from businesses acquired under common control transactions with the remainder consisting of the cumulative remeasurement of defined benefit plans. During the three month period ended March 31, 2020, $272 million of the common control reserve, net of $20 million of the cumulative remeasurement of defined benefit plans reserve, was transferred into retained profits as a result of the distribution of Reynolds Consumer Products.

The interim unaudited condensed consolidated statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the three month period ended March 31,
(In $ million)	2020	2019
Cash flows from (used in) operating activities
Profit (loss)	335	68
Adjustments for:
Depreciation and amortization	156	180
Asset impairment charges, net of reversals	(3)	1
Change in fair value of derivatives	19	(12)
(Gain) loss on sale or disposal of businesses and non-current assets	(2)	—
Share of profit of associates and joint ventures, net of income tax	(1)	(1)
Net financial (income) expenses	89	94
Interest paid on borrowings	(175)	(140)
Interest paid on lease liabilities	(6)	(7)
Income tax expense (benefit)	(348)	38
Income taxes paid, net of refunds received	(11)	(10)
Change in trade and other receivables	(49)	(70)
Change in inventories	(59)	(95)
Change in trade and other payables	32	5
Change in provisions and employee benefits	(17)	(27)
Change in other assets and liabilities	15	(15)
Net cash from (used in) operating activities	(25)	9
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(113)	(126)
Proceeds from sale of property, plant and equipment and other assets	—	2
Other	4	2
Net cash from (used in) investing activities	(109)	(122)
Cash flows from (used in) financing activities
Drawdown of RCP borrowings (refer to note 7)	3,640	—
Repayment of borrowings	(3,206)	(9)
Repayment of lease liabilities	(19)	(19)
Payment of RCP debt transaction costs	(24)	—
Cash held by RCP at the time of distribution	(31)	—
Other	(1)	—
Net cash from (used in) financing activities	359	(28)
Net increase (decrease) in cash and cash equivalents	225	(141)
Cash and cash equivalents at the beginning of the period	1,291	783
Effect of exchange rate fluctuations on cash and cash equivalents	(9)	(1)
Cash and cash equivalents at the end of the period	1,507	641
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,507	640
Cash and cash equivalents classified as assets held for sale	—	1
Cash and cash equivalents at the end of the period	1,507	641

Significant non-cash financing and investing activities

During the three month period ended March 31, 2020, the Company repurchased and canceled 35,791,985 shares from PFL in exchange for transferring 100% of the shares in RCPI to PFL. Refer to note 7 for additional information.

During the three month period ended March 31, 2019, right-of-use assets and lease liabilities were recognized upon adoption of the new lease accounting policy. In addition, $94 million and $7 million of right-of-use assets and lease liabilities were recorded during the three month periods ended March 31, 2020 and 2019, respectively.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of March 31, 2020 and for the three month periods ended March 31, 2020 and March 31, 2019 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2019. The December 31, 2019 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2019, but does not include all of the disclosures required by International Financial Reporting Standards as issued by the International Accounting Standards Board.

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the “Directors”) on May 12, 2020 in Chicago, Illinois (May 13, 2020 in Auckland, New Zealand).

2.2    Comparative information

On February 4, 2020, the Group effected a number of distributions to transfer its interest in the operations that represented the Reynolds Consumer Products segment to its shareholder, Packaging Finance Limited (“PFL”). These distributions occurred prior to and in preparation for the initial public offering (“IPO”) of shares of common stock of Reynolds Consumer Products Inc. (“RCPI”), which was completed on February 4, 2020. The results of Reynolds Consumer Products have been presented as discontinued operations for all periods presented. The statement of financial position as of December 31, 2019 includes balances related to Reynolds Consumer Products. Refer to note 7.

On December 20, 2019, the Group completed the sale of its North American and Japanese closures businesses. These operations represent substantially all of the Group's former Closures segment. The results of the North American and Japanese closures businesses have been presented as discontinued operations for all periods presented. Refer to note 7. The Group retained and continues to operate the remaining closures businesses, the results of which are presented as continuing operations.

2.3    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in the annual consolidated financial statements for the year ended December 31, 2019.

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

There have been no material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2019.

2.4    Use of estimates and judgments

The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2019.

During the year ended December 31, 2018, the Group recognized an impairment expense in respect of goodwill at Graham Packaging. Based on the Group’s assessment of goodwill recoverability for the year ended December 31, 2019, no further impairment of goodwill at Graham Packaging was identified. However, the estimated recoverable amount of Graham Packaging exceeds the carrying value of this business by only a limited amount. While no triggering events for a further impairment were recognized during the three months ended March 31, 2020, a reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment in a future period.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

3.    Financial risk management

3.1     Liquidity risk

The following table sets out contractual cash flows for borrowings and lease liabilities:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of March 31, 2020*
Borrowings, including interest	8,690	784	4,765	2,601	540
Lease liabilities	474	103	175	111	85

As of December 31, 2019*
Borrowings, including interest	12,127	4,043	1,513	6,031	540
Lease liabilities	453	105	168	102	78

*
The exchange rate on euro-denominated borrowings and non-U.S. dollar lease liabilities and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of March 31, 2020 and December 31, 2019.

If the Group exercised all extension options not currently included in lease liabilities, it could have a material impact.

There are no significant commitments for leases not commenced as of March 31, 2020.

Trade and other payables, excluding accrued interest, that are due in less than one year were $660 million and $839 million as of March 31, 2020 and December 31, 2019, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments are valued using models or other valuation methodologies which utilize Level 2 inputs as well as unobservable Level 3 inputs. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Subsequent to the initial valuation, the Group updates the Level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in the appropriate level category. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. Valuation adjustments are integral to determining the fair value of derivatives. For derivatives that include significant unobservable inputs, the Group develops models or exit price adjustments to account for the valuation uncertainty present in the transaction. In circumstances where the Group cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. Changes in any one or more of these assumptions could have a significant impact on the values. The valuation of the embedded derivatives is primarily derived from market prices, risk free rates, volatility factors and refinancing cost assumptions. Refinancing cost assumptions are not a market observable input and the Group assumes 1.25% percent for such costs.

The following table summarizes the valuation of the Group’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and December 31, 2019:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

(In $ million)	Level 1	Level 2	Level 3	Total
As of March 31, 2020
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(21)	—	(21)
Interest rate swap derivatives, net	—	(5)	—	(5)
Embedded derivatives	—	—	95	95
Total	—	(26)	95	69

As of December 31, 2019
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(4)	—	(4)
Interest rate swap derivatives, net	—	7	—	7
Embedded derivatives	—	—	149	149
Total	—	3	149	152

The table below presents changes in fair value for all assets and liabilities categorized as Level 3 as of March 31, 2020:

(In $ million)	Embedded derivatives
Balance as of December 31, 2019	149
Net gains (losses) recognized in net financial income (expenses)	(54)
Balance as of March 31, 2020	95

4.    Segment reporting

In conjunction with the distribution of the Group’s former Reynolds Consumer Products segment, as of March 31, 2020, the Group has realigned its reportable segments. As a result, the Group has determined that it has four reportable segments: Foodservice, Food Merchandising, Evergreen and Graham Packaging. These reportable segments reflect the change in the Group’s operating structure and the manner in which the Group’s Chief Operating Decision Maker (“CODM”) assesses information for decision-making purposes.

The key factors used to identify these reportable segments are the organization and alignment of the Group’s internal operations and the nature of its products. This reflects how the Group’s CODM monitors performance, allocates capital and makes strategic and operational decisions.

The Group’s reportable business segments are as follows:

•
Foodservice — Foodservice manufactures a broad range of products that enable consumers to eat and drink where they want and when they want with convenience. Foodservice manufactures food containers, hot and cold cups and lids, dinnerware items and other products which make eating on-the-go more enjoyable and easy to do.

•
Food Merchandising — Food Merchandising manufactures products that protect and attractively display food while preserving freshness. Food Merchandising products include clear rigid-display containers, containers for prepared and ready-to-eat food, trays for meat and poultry and molded fiber cartons.

•
Evergreen — Evergreen manufactures cartons for fresh refrigerated beverage products, primarily serving dairy (including plant-based, organic and specialties), juice and other specialty beverage end-markets. Evergreen manufactures and supplies integrated fresh carton systems, which include printed cartons, spouts and filling machinery. It also produces fiber-based liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers, as well as a range of fiber products which it sells to paper and packaging converters.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

In addition to the above, the Group has other operations which do not meet the threshold for presentation as a reportable segment:

•	Other — Other primarily includes the operations of the remaining former closures business.

•	Unallocated — Unallocated includes corporate costs, primarily relating to group wide functions such as finance, tax and legal and the impact of the RGPP.

The Group’s CODM does not review the business activities of the Group based on geography.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

The accounting policies applied by each segment are the same as the Group’s accounting policies. Segment performance excludes the allocation of certain central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Group’s CODM based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs, strategic review costs and equity method profit not distributed in cash.

Reportable segment assets represent net external trade receivables, inventory, property plant and equipment (less right-of-use assets) and software. Reportable segment liabilities represent external trade payables.

Business segment reporting

	For the three month period ended March 31, 2020
(In $ million)	Foodservice	Food Merchandising	Evergreen	Graham Packaging	Total reportable segments
Total reportable segment revenue	473	344	397	478	1,692
Reportable segment Adjusted EBITDA	65	58	51	100	274

Reportable segment assets as of March 31, 2020	1,136	702	986	1,358	4,182
Reportable segment liabilities as of March 31, 2020	90	64	126	133	413

	For the three month period ended March 31, 2019
(In $ million)	Foodservice	Food Merchandising	Evergreen	Graham Packaging	Total reportable segments
Total reportable segment revenue	524	340	398	513	1,775
Reportable segment Adjusted EBITDA	79	56	48	95	278

Reportable segment assets as of December 31, 2019	1,087	724	971	1,327	4,109
Reportable segment liabilities as of December 31, 2019	94	69	128	109	400

The following table reconciles the Group’s reportable segment Adjusted EBITDA from continuing operations to profit (loss) from continuing operations before income tax:

	For the three month period ended March 31,
(In $ million)	2020	2019
Reportable segment Adjusted EBITDA	274	278
Other	2	3
Unallocated	(12)	(19)
	264	262

Adjustments to reconcile to profit from continuing operations before income tax:
Depreciation and amortization from continuing operations	(148)	(143)
Net financial income (expenses)	(68)	(46)
Non-cash pension expense	(13)	(19)
Operational process engineering-related consultancy costs	(7)	(7)
Related party management fee	(5)	(4)
Restructuring costs, net of reversals	(6)	(2)
Strategic review costs	(8)	—
Unrealized (gains) losses on derivatives	(18)	6
Other	(4)	(4)
Profit (loss) from continuing operations before income tax	(13)	43

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

The following table presents a reconciliation of reportable segment assets and liabilities to total assets and liabilities:

(In $ million)	As of March 31, 2020	As of December 31, 2019
Reportable segment assets	4,182	4,109
Other	58	67
Unallocated(1)	7,981	12,081
Total assets	12,221	16,257

Reportable segment liabilities	413	400
Other	16	17
Unallocated(2)	9,956	13,863
Total liabilities	10,385	14,280

(1)
Comprised of unallocated assets, which are cash and cash equivalents, current tax assets, other current assets, assets held for sale or distribution, entity-wide property, plant and equipment, right-of-use assets, goodwill, intangible assets, deferred income taxes, related party receivables, derivatives and other assets.

(2)
Comprised of unallocated liabilities, which are other payables, current tax liabilities, borrowings, lease liabilities, derivatives, employee benefits, provisions, non-current payables and deferred tax liabilities.

Information about geographic area

The Group operates primarily in North America, with 86% of revenue from sales originating in the United States (2019: 84%) and 7% from sales originating in other locations in North America (2019: 7%).

There was no revenue from external customers in New Zealand, where the Company is domiciled, for any period presented.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the three month period ended March 31,
(In $ million)	2020	2019
Foodservice
Cups and lids	199	207
Containers	175	191
Dinnerware	44	50
Other	55	76
Food Merchandising
Meat trays	95	84
Dinnerware	87	80
Bakery, snack, produce and fruit containers	64	73
Prepared food trays	34	41
Egg cartons	26	26
Other	38	36
Evergreen
Cartons for fresh beverage products	200	195
Liquid packaging board	115	114
Paper products	82	89
Graham Packaging
Food and beverage containers	346	360
All other containers	132	153
Other/Unallocated
Caps and closures	32	42
Other	—	5
Inter-segment eliminations	(34)	(34)
Total revenue	1,690	1,788

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Foodservice

Foodservice’s operations are moderately seasonal, with favorable weather leading to increased consumption and a greater level of sales in the second and third quarters.

Food Merchandising

Food Merchandising’s operations are moderately seasonal, with favorable weather and the harvest season leading to increased consumption and a greater level of sales in the second and third quarters.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

6.    Net other income (expenses)

	For the three month period ended March 31,
(In $ million)	2020	2019
Asset impairment (charges) reversals, net	3	(1)
Net foreign currency exchange gains (losses)	(8)	1
Related party management fee (refer to note 15)	(5)	(4)
Unrealized gain (loss) on derivatives	(18)	6
Transition service agreement income	4	—
Other income (expenses)	(2)	1
Net other income (expenses)	(26)	3

7.    Discontinued operations and assets and liabilities held for sale

On February 4, 2020, the Group effected a number of distributions to transfer its interest in the operations that represented the Reynolds Consumer Products segment to its shareholder, PFL. These distributions occurred prior to and in preparation for the IPO of shares of common stock of RCPI, which was completed on February 4, 2020. The results of Reynolds Consumer Products have been presented as discontinued operations for all periods presented.

The distribution of RCPI by the Company to PFL occurred by way of a share buy-back. The Company repurchased and canceled 35,791,985 shares from PFL in exchange for transferring 100% of the shares in RCPI to PFL. As a result, the Company’s fully paid outstanding shares decreased from 71,500,004 shares as of December 31, 2019 to 35,708,019 shares as of March 31, 2020. Following the distribution, both RCPI and the Group continue to be controlled by Mr. Graeme Hart. Accordingly, the Group has elected to account for the distribution of RCPI using the carrying value of the net assets that have been distributed, and this reduction in the Group’s net assets has been presented as a change in share capital.

On December 20, 2019, the Group completed the sale of its North American and Japanese closures businesses, pending the finalization of the working capital adjustment. These operations represent substantially all of the Group's former Closures segment. The results of the North American and Japanese closures businesses have been presented as discontinued operations in the comparative period. The Group retained and continues to operate the remaining closures businesses.

The following tables present summarized information in relation to the results and cash flows of the discontinued operations, as well as the net assets of Reynolds Consumer Products as of the date of distribution.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

	For the three month period ended March 31,
(In $ million)	2020	2019
Results of discontinued operations(a)
Revenue	174	683
Expenses	(174)	(620)
Profit (loss) before income tax	—	63
Income tax benefit (expense)	(4)	(12)
Profit (loss) from discontinued operations	(4)	51

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	(14)	34
Net cash from (used in) investing activities	(5)	(24)
Net cash from (used in) financing activities	478	(3)
Net cash from (used in) discontinued operations	459	7

(a)
For the three month periods ended March 31, 2020 and 2019, intercompany sales to RCP (prior to the distribution) of $27 million and $75 million, respectively, are presented in continuing operations and are eliminated in the results of discontinued operations.

(In $ million)	As of February 4, 2020
Details of net assets distributed:
Cash and cash equivalents	31
Trade and other receivables, net	246
Inventories	447
Property, plant and equipment	578
Intangible assets	3,043
Other assets	15
Trade and other payables	(240)
Borrowings	(3,617)
Lease liabilities	(52)
Deferred tax liabilities	(285)
Employee benefits	(110)
Provisions	(10)
Net assets distributed	46

Immediately prior to its distribution and the IPO, Reynolds Consumer Products incurred $2,475 million of term loan borrowings under its new credit facilities and $1,168 million of borrowings under an IPO settlement facility. The Group has not provided any guarantees or security in relation to Reynolds Consumer Products’ external borrowings. The cash proceeds from these new credit facilities, net of transaction costs and original issue discount, along with cash on-hand, were used to settle various intercompany balances between Reynolds Consumer Products and the Group.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

8.    Financial income and expenses

	For the three month period ended March 31,
(In $ million)	2020	2019
Interest income	4	3
Interest income on related party loans	4	4
Net gain in fair value of derivatives	—	65
Net foreign currency exchange gain	92	—
Financial income	100	72
Interest expense:
Securitization Facility	(3)	(5)
Credit Agreement	(38)	(45)
Reynolds Notes:
6.875% Senior Secured Notes due 2021	—	(6)
Floating Rate Senior Secured Notes due 2021	(9)	(9)
5.125% Senior Secured Notes due 2023	(21)	(21)
7.000% Senior Notes due 2024	(14)	(14)
Pactiv Debentures:
7.950% Debentures due 2025	(6)	(6)
8.375% Debentures due 2027	(4)	(4)
Lease liabilities	(6)	(6)
Amortization of:
Transaction costs	(2)	(2)
Embedded derivatives	1	1
Net loss in fair value of derivatives	(66)	—
Other	—	(1)
Financial expenses	(168)	(118)
Net financial income (expenses) from continuing operations	(68)	(46)

	For the three month period ended March 31,
(In $ million)	2020	2019
Interest expense:
5.750% Senior Secured Notes due 2020	(17)	(45)
Lease liabilities	—	(1)
Amortization of:
Transaction costs	(1)	(2)
Embedded derivatives	—	1
Net foreign currency exchange loss	—	(2)
Loss on extinguishment of debt(a)	(3)	—
Other	1	1
Net financial income (expenses) from discontinued operations	(20)	(48)

(a)	The $3 million loss on extinguishment of debt represents the write-off of unamortized debt issue costs and unamortized embedded derivatives.

Refer to note 12 for information on the Group’s borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

9.    Income tax

Reconciliation of income tax expense

	For the three month period ended March 31,
(In $ million)	2020	2019
Profit (loss) before income tax	(13)	43
Income tax using the New Zealand tax rate of 28%	4	(12)
Effect of tax rates in foreign jurisdictions	(2)	(1)
Non-deductible expenses and permanent differences	(7)	(1)
Withholding tax	(2)	(2)
Change in unrecognized deferred tax assets	282	(7)
Legislative changes	81	—
Other	(4)	(3)
Total income tax (expense) benefit	352	(26)

The effective tax rates for the three month periods ended March 31, 2020 and 2019 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The unusual effective tax rate for the three month period ended March 31, 2020 is primarily attributable to the combination of the enactment of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act in March 2020 and the mix of book income and losses among the jurisdictions in which the Group operates.

Retroactive provisions of the CARES Act enable the Group to utilize additional allowable interest deductions, which lowers taxable income for both the year ended December 31, 2019 and the year ending December 31, 2020. The Group has recognized in the three month period ended March 31, 2020 a tax benefit of $81 million in respect of amending its taxable income for the year ended December 31, 2019. In addition, for the year ending December 31, 2020, the Group expects a further tax benefit of approximately $41 million as a result of the CARES Act, which is being recognized as part of the Group’s estimated 2020 annualized effective tax rate. This estimated annualized rate when applied to the year-to-date loss has resulted in the recognition of a significantly higher benefit during the three month period ended March 31, 2020. This interim benefit will largely reverse, as additional tax expense, during the course of the year ending December 31, 2020.

In addition to the above amounts, for the three month period ended March 31, 2020, the Group has recognized a tax benefit of $86 million directly in other comprehensive income in relation to movements in pensions and post-employment benefits (three month period ended March 31, 2019: tax expense of $35 million).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2020	2019
Cost of sales	99	97
General and administration expenses	3	3
Discontinued operations	5	24
Total depreciation expense	107	124

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2020	2019
Cost of sales	10	10
General and administration expenses	36	33
Discontinued operations	3	13
Total amortization expense	49	56

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

11.    Inventories

(In $ million)	As of March 31, 2020	As of December 31, 2019
Raw materials and consumables	194	340
Work in progress	128	178
Finished goods	515	699
Engineering and maintenance materials	97	126
Provision against inventories	(22)	(31)
Total inventories	912	1,312

During the three month period ended March 31, 2020, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $0.7 billion (three month period ended March 31, 2019: $0.7 billion).

During the three month period ended March 31, 2020, the raw materials elements of inventories in cost of sales recognized as part of discontinued operations in the statements of comprehensive income totaled $0.1 billion (three month period ended March 31, 2019: $0.4 billion).

12.    Borrowings

As of March 31, 2020, the Group was in compliance with all of its covenants.
The Group’s borrowings are detailed below.

(In $ million)	As of March 31, 2020	As of December 31, 2019
Securitization Facility	380	420
Credit Agreement	3,455	3,487
Reynolds Notes:
5.750% Senior Secured Notes due 2020	—	3,137
Floating Rate Senior Secured Notes due 2021	749	750
5.125% Senior Secured Notes due 2023	1,599	1,600
7.000% Senior Notes due 2024	800	800
Pactiv Debentures:
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other	15	15
Total principal amount of borrowings	7,474	10,685
Transaction costs	(33)	(41)
Embedded derivatives	13	16
Original issue discounts, net of premiums	(5)	(5)
Less:
Finance leases classified as lease liabilities	(14)	(15)
Carrying value	7,435	10,640

Current borrowings	414	3,587
Non-current borrowings	7,021	7,053
Total borrowings	7,435	10,640

12.1        Securitization Facility

The $450 million securitization facility (the “Securitization Facility”) matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. Prior to its distribution, Reynolds Consumer Products ceased to participate in the Group’s Securitization Facility, and consequently, in January 2020, the size of this facility was reduced from $600 million to $450 million. The Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The Securitization Facility has an interest rate equal to one-month LIBOR with a 0.0% floor, plus a margin of 1.75% per annum.

12.2        Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated August 5, 2016, as amended (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of March 31, 2020 (in million)	Applicable interest rate as of March 31, 2020
Term Tranches
U.S. Term Loans	$	February 5, 2023		3,195	LIBOR (floor of 0.000%) + 2.750%
European Term Loans	€	February 5, 2023		236	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	55	—

(1)	The Revolving Tranche was utilized in the form of letters of credit.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the principal amount of the term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2019 for the year ended December 31, 2018 or are due in 2020 for the year ended December 31, 2019.

In connection with the distribution of Reynolds Consumer Products on February 4, 2020, the relevant legal entities within Reynolds Consumer Products were released as borrowers under the Credit Agreement and released as guarantors of the Credit Agreement. In connection with such releases, the security granted by such entities was also released. Other than these releases, the guarantee and security arrangements and covenants under the Credit Agreement are unchanged from December 31, 2019.

In January 2020, the Group repaid $18 million of borrowings under the Credit Agreement with the net proceeds from the sale of its North American and Japanese closures businesses.

12.3        Reynolds Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of March 31, 2020 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (New Zealand) Limited (together, the “Reynolds Notes Issuers”) are summarized below:

	Maturity date	Interest payment dates
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15

(1)
The Floating Rate Senior Secured Notes due 2021 have an interest rate equal to three-month U.S. LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

In January 2020, the Group repaid (i) $18 million aggregate principal amount of 5.750% Senior Secured Notes due 2020; (ii) $1 million aggregate principal amount of Floating Rate Senior Secured Notes due 2021; and (iii) $1 million aggregate principal amount of 5.125% Senior Secured Notes due 2023, at face value plus accrued and unpaid interest, with the net proceeds from the sale of its North American and Japanese closures businesses.

On February 4, 2020, the Group repaid in full all of the $3.1 billion aggregate principal amount outstanding of its 5.750% Senior Secured Notes due 2020 at face value plus accrued and unpaid interest. The repayment of these borrowings resulted in a $3 million loss on extinguishment of debt.

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings I ("BP I") (a wholly owned subsidiary of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company, BP I and certain subsidiaries of BP I have pledged substantially all of their assets as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

As a result of the distribution of Reynolds Consumer Products on February 4, 2020, the relevant legal entities within Reynolds Consumer Products were released as guarantors of the Reynolds Notes. In connection with such releases, the security granted by such entities was also released. Other than these releases, the guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2019.

12.4    Pactiv Debentures

The maturity and interest payment dates of the Group’s outstanding borrowings as of March 31, 2020 issued by Pactiv LLC are summarized as follows:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

	Maturity date	Semi-annual interest payment dates
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Debentures are unchanged from December 31, 2019.

12.5    Other

As of March 31, 2020, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Debentures, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of March 31, 2020, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

13.    Related parties

Related party entities, transaction values and outstanding balances are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

	Transaction value for the three month period ended March 31,		Balance outstanding as of
(In $ million)	2020	2019	March 31, 2020	December 31, 2019
Balances and transactions with joint ventures
Included in trade and other receivables, net			14	8
Sale of goods and services(a)	11	10
Balances and transactions with other entities controlled by Mr. Graeme Hart
Included in trade and other receivables, net			61	—
Sale of goods(e)	60	—
Transition services agreement(e)	3	—
Tax loss transfer	13	—
Included in related party and other non-current receivables(b)			306	339
Interest income	3	4
Included in trade and other payables			(38)	(30)
Purchase of goods(e)	(28)	—
Recharges(c)	(6)	(3)
Management fee(d)	(5)	(5)
Tax loss transfer	(1)	—

(a)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(b)
The loan receivable due from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the Company. During the three month periods ended March 31, 2020 and 2019, interest was charged at 4.275% and 5.149%, respectively. The loan is unsecured and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited or Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These charges are for various costs incurred including services provided, financing and other activities. All amounts are unsecured, non-interest bearing and settled on normal trade terms.

(d)
The Group’s financing agreements permit the payment to related parties of a Management Fee, as defined below, of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. Of the management fee expense in the table above, $4 million for the three month period ended March 31, 2019 was recognized in continuing operations, with the remainder included in discontinuing operations. All of the management fee expense for the three month period ended March 31, 2020 was recognized in continuing operations.

(e)
Following the distribution of Reynolds Consumer Products on February 4, 2020, the Group continues to trade with Reynolds Consumer Products, selling and purchasing various goods and services under contractual arrangements that expire over a variety of periods through to 2022. Effective February 4, 2020 and thereafter, these transactions are related party transactions and are included in the table above. Prior to February 4, 2020, these transactions were intercompany transactions that eliminated on consolidation. As part of the separation process, the Group has entered into two lease arrangements with Reynolds Consumer Products and entered into a transition services agreement to provide ongoing agreed services to Reynolds Consumer Products, as requested.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2020

14.    Employee benefits

The Group has various defined benefit pension plans and post-employment medical benefit plans. The Group’s non-current employee benefits liability increased by $300 million during the three month period ended March 31, 2020, driven mainly by a decrease of $484 million in the fair values on pension plan assets, partially offset by a $134 million decrease in the pension plan liability from the change in the discount rate. Additionally, there was a decrease of $51 million related to a plan that was distributed with RCP. A significant portion of the net increase in the pension liability has been recognized directly in equity.

15.    Contingencies

Management fee

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring, and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year.

The Credit Agreement permits the Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee.

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of March 31, 2020, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of March 31, 2020, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

16.    Subsequent events

There have been no events subsequent to March 31, 2020 which would require accrual or disclosure in these interim unaudited condensed consolidated financial statements.